Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

SimonJ@gtlaw.com

October 10, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Tim Buchmiller, Special Counsel

Re:	DD3 Acquisition Corp. Amendment No. 2 to Registration Statement on Form S-1 Filed October 5, 2018 File No. 333-227423

Dear Mr. Buchmiller:

On behalf of DD3 Acquisition Corp. (the “Company”), we are hereby responding to the letter, dated October 10, 2018 (the “Comment Letter”), from the Division of Corporation Finance, Office of Electronics and Machinery (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Amendment No. 2 to the Registration Statement on Form S-1 filed on October 5, 2018. In response to the Comment Letter, the Company is filing Amendment No. 3 to the Registration Statement on Form S-1 with the Commission, today.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Amendment No. 2 to Registration Statement on Form S-1 filed October 5, 2018

Exhibit 5.1

1.	We note the statements in section 3.1.3 and 3.1.4 indicate that when the board has taken all necessary corporate action, the shares will be have been duly authorized and the warrants, and the shares to be issued pursuant to the warrants when exercised, will have been duly authorized. The opinion you have currently filed seems to indicate that not all corporate actions necessary for the due authorization of the securities offered have been taken. Please file an opinion which opines that the securities have been duly authorized.

Response: The Company advises the Staff that the opinion has been revised to indicate that all corporate actions necessary for the due authorization of the securities offered have been taken.

United States Securities and Exchange Commission Division of Corporation Finance October 10, 2018 Page 2

2.	The opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) should not include a limitation on reliance such as in Section 5.2 of this exhibit. Please file a revised opinion accordingly.

Response: The Company advises the Staff that the opinion has been revised in response to the Staff’s comment.

* * *

Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding the Registration Statement or the above responses.

Sincerely yours,

/s/ Jason T. Simon

Jason T. Simon

cc:	DD3 Acquisition Corp.

Alan I. Annex, Esq.